Exhibit 99.1

Press Release

BROOKFIELD RENEWABLE TO ISSUE C$150 MILLION OF

5.75% PREFERRED UNITS

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

The prospectus supplement, the corresponding base shelf prospectus and any amendment thereto in connection with this offering will be accessible through SEDAR+ within two business days.

BROOKFIELD, News, June 2, 2026 – Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that it has agreed to issue 6,000,000 5.75% Cumulative Minimum Rate Reset Class A Preferred Limited Partnership Units, Series 19 (the “Series 19 Preferred Units”) on a bought deal basis to a syndicate of underwriters led by Scotiabank, BMO Capital Markets, CIBC Capital Markets, National Bank of Canada Capital Markets, RBC Capital Markets and TD Securities Inc. for distribution to the public. The Series 19 Preferred Units will be issued at a price of C$25.00 per unit, for gross proceeds of C$150,000,000.

Holders of the Series 19 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution yielding 5.75% annually for the initial period ending July 31, 2031. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of (i) the 5-year Government of Canada bond yield plus 2.65%, and (ii) 5.75%. The Series 19 Preferred Units are redeemable on July 31, 2031 and on each Series 19 Reclassification Date (as defined below) thereafter.

Holders of the Series 19 Preferred Units will have the right, at their option, to reclassify their Series 19 Preferred Units into Cumulative Floating Rate Reset Class A Preferred Limited Partnership Units, Series 20 (“Series 20 Preferred Units”), subject to certain conditions, on July 31, 2031 and on July 31 every 5 years thereafter (each a “Series 19 Reclassification Date”). Holders of Series 20 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 2.65%.

Brookfield Renewable has granted the underwriters an option, exercisable until 48 hours prior to closing, to purchase up to an additional 2,000,000 Series 19 Preferred Units which, if exercised, would increase the gross offering size to C$200,000,000.

The Series 19 Preferred Units will be offered in all provinces and territories of Canada by way of a prospectus supplement to Brookfield Renewable’s existing Canadian short form base shelf prospectus dated September 26, 2025. The Series 19 Preferred Units may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act.

Brookfield Renewable intends to use the net proceeds from this offering to fund Eligible Investments (as defined in Brookfield Renewable’s 2024 Green Financing Framework (the “Green Financing Framework”)), including to repay indebtedness incurred in respect thereof. The Green Financing Framework is available on Brookfield Renewable’s website and described in the prospectus supplement in respect of the offering.

The offering of Series 19 Preferred Units is expected to close on or about June 9, 2026.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Access to the prospectus supplement, the corresponding base shelf prospectus and any amendment thereto in connection with the offering of the Series 19 Preferred Units is provided in accordance with securities legislation relating to procedures for providing access to a prospectus supplement, a base shelf prospectus and any amendment thereto. The prospectus supplement, the corresponding base shelf prospectus and any amendment thereto in connection with the offering will be accessible within two business days at www.sedarplus.ca.

An electronic or paper copy of the prospectus supplement, the corresponding base shelf prospectus and any amendment to the documents may be obtained, without charge, from any of the joint bookrunners by contacting Scotiabank by email at equityprospectus@scotiabank.com, BMO Capital Markets by email at torbramwarehouse@datagroup.ca, CIBC Capital Markets by email at mailbox.canadianprospectus@cibc.com, National Bank of Canada Capital Markets by email at NBF-Syndication@bnc.ca, RBC Capital Markets by email at Distribution.RBCDS@rbccm.com, and TD Securities Inc. by email at sdcconfirms@td.com.

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Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, distributed solar, and storage facilities and our sustainable solutions assets include our investment in a leading global nuclear services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation.

Brookfield Renewable is the flagship listed energy company of Brookfield Asset Management, a leading global alternative asset manager headquartered in New York, with over $1 trillion of assets under management.

Contact information:

Media:	Investors:
Simon Maine	Alex Jackson
Managing Director – Corporate	Vice President – Investor
Communications	Relations

(44) 7398-909-278	(416)-484-8525
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Cautionary statement regarding forward-looking information

Note: This news release contains forward-looking statements and information within the meaning of Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, or variations of such words and phrases. Forward-looking statements in this news release include statements regarding the closing and use of proceeds of the offering. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.